Exhibit 12.1
CKE RESTAURANTS, INC. AND SUBSIDIARIES
RATIO OF EARNINGS TO FIXED CHARGES

	Fiscal years ended January 31,
	2006	2005	2004	2003	2002
Earnings before fixed charges:
Income (loss) before taxes, discontinued operations and cumulative effect of accounting change for goodwill	$57,251	$17,070	$(48,013)	$12,121	$(85,308)
Fixed charges	55,030	68,692	70,404	69,481	81,510

	$112,281	$85,762	$22,391	$81,602	$(3,798)

Fixed charges:
Interest expense	$23,016	$36,748	$39,962	$39,924	$53,906
Interest component of rent expense	32,014	31,944	30,442	29,557	27,604

	$55,030	$68,692	$70,404	$69,481	$81,510

Ratio of earnings to fixed charges	2.0	1.2	—	1.2	—

Deficiency (if any)	$—	$—	$(48,013)	$—	$(85,308)
Rent expense	96,042	95,833	91,325	88,672	82,812
Interest component (1/3 of rent expense)	32,014	31,944	30,442	29,557	27,604